Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated June 28, 2024 to Amendment No. 4 to the Registration Statement on Form F-1 of Kandal M Venture Limited (the “Company”), relating to the audit of the consolidated statement of financial position of the Company as of March 31, 2024 and 2023, and the related consolidated statement of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the year for the two years period ended March 31, 2024 and the related notes included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
May 30, 2025	Certified Public Accountants
PCAOB ID: 1171